

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 19, 2008

Mr. Joel S. Hatlen
Chief Financial Officer
6464 185th Ave NE, Suite 101
Redmond, Washington, 98052

      RE: **Data I/O Corporation**
               Form 10-K for the fiscal year ended December 31, 2006
               Filed April 2, 2007
               File No. 000-10394

Dear Mr. Hatlen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Brian Cascio
               Accounting Branch Chief